Update on C21 Investments’ acquisitions in Oregon
Company enters into definitive agreement with Pure Green Dispensary

VANCOUVER, November 1, 2018 – C21 Investments Inc. (CSE: CXXI) (FSE: C6QP) today announced that it has entered into definitive agreements for the June 28, 2018 announced acquisition of 100% of Megawood Enterprises Inc. (“Pure Green”), which is the owner of the Pure Green Dispensary in Portland, Oregon. Pure Green is a 3,000 square foot retail dispensary and has been operating since January 2014 as a local retailer for both medical and recreational products.

“The co-founders of Pure Green, Meghan and Matt Walstatter, will continue to work with the C21 team on the expansion of the company’s retail network throughout Oregon,” said Robert Cheney, President & CEO, C21 Investments. “Pure Green has an enviable reputation and we want to replicate its success throughout our operations.”

“We’ve seen a lot of changes in the cannabis industry and Matt and I believe joining the C21 Investments team will elevate our brand and further our capabilities,” said Meghan Walstatter. “We want to continue to provide Oregon’s medical patients and recreational customers with affordable, quality cannabis. The resources of C21 Investments will allow us to bring our community-oriented approach to customer service and strong emphasis on product knowledge to an ever-expanding audience."

"Pure Green understands the Oregon canna-businesses, and we knew it was time to become part of something larger and C21 Investments is the perfect fit,” said Matt Walsatter. “We're impressed by the dynamic combination of brands and personalities that comprise the C21 Investments family."

Terms of Pure Green Acquisition
The Pure Green acquisition is subject to prior approval of the Oregon Liquor Control Commission (“OLCC”) which is expected to be received in approximately three months, with closing to occur following receipt of approval.

C21 will acquire 100% of Pure Green, inclusive of all its brands and the retail location at 3738 NE Sandy Blvd, Portland, Oregon. The purchase price for Pure Green is USD$825,000, payable in cash and a non-interest bearing convertible promissory note. The vendors can elect to receive up to USD$650,000 in cash upon closing. The balance of the price will be paid by issuance of a non-interest-bearing Convertible Note which will be convertible into common shares of C21 calculated at a value of US$5.00 per common share.

C21 Investments’ strategy is to acquire existing and successful cannabis operations with experienced management teams in place. C21 Investments’ focus is to expand into jurisdictions where it can wholly own indoor/outdoor cultivation operations, processing/extraction facilities, bakeries, branded products, and retail dispensaries with a large distribution network.

About Pure Green
Pure Green is one of Portland’s original licensed cannabis retailers and was founded by Matt and Meghan Walstatter, who have been public policy advocates for legalized cannabis for the past two decades. The dispensary is located in the Hollywood Neighbourhood, on Portland’s “Green Mile” and in a building that once housed Portland’s first post-prohibition liquor store.

Grön Chocolate Update
C21 Investments and Grön Chocolate, LLC and Grön Confections, LLC have mutually agreed not to proceed with the transaction announced August 13th, 2018. C21 Investments is in discussions with parties for manufacturing and branding opportunities globally for processed edible CBD and THC products. Potential partners with a scalable international presence in branded consumer goods will become the C21 Investments focus in the near term.

ABOUT C21 INVESTMENTS
C21 Investments Inc. (CSE: CXXI; FSE: C6QP) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company owns Eco Firma Farms in Oregon, and has definitive agreements in place to acquire Silver State Relief and Silver State Cultivation in Nevada, Phantom Farms and Pure Green in Oregon, and Letters of intent to acquire Swell Companies, and two dispensaries in Oregon, all of which are expected to close this fiscal year (year-end January 31, 2019). These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally that will add to the company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, C21 can be found at www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 # 312

Cautionary Statement:
Disclaimer: This press release contains "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company’s future business operation, expectations of gross sales, the opinions or beliefs of management and future business goals, statements regarding the timing and completion of the listing on the CSE and C21’s USA Acquisitions. Generally, forward looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to general business, economic and competitive uncertainties, regulatory risks including risks related to the expected timing of the Company’s participation in the Adult Use market, market risks, risks inherent in manufacturing operations and other risks of the cannabis industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking information. Forward-looking information is provided herein for the purpose of presenting information about management’s current expectations relating to the future and readers are cautioned that such information may not be appropriate for other purpose. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration or an exemption from registration.

The CSE has not accepted responsibility for the adequacy or accuracy of this release, and in no way has passed upon the merits of the Acquisition.